EXHIBIT 99.1

Ultrapetrol to Announce Second Quarter 2007 Financial Results and Host Conference Call

NASSAU, Bahamas, July 24, 2007 (PRIME NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR) will release its second quarter 2007 financial results on Monday, August 13, 2007 after the market closes. Ultrapetrol also will host a related conference call on Tuesday, August 14, 2007 at 11:00 a.m. Eastern Time, accessible via telephone and Internet.

On the call, Felipe Menendez Ross, President and Chief Executive Officer, and Leonard Hoskinson, Chief Financial Officer, will discuss Ultrapetrol's results and the outlook for its four businesses. There also will be a question and answer session. The call is expected to last approximately one hour and an audio webcast will be available on the Investor Relations section of Ultrapetrol's Web site at www.ultrapetrol.net.

Investors and analysts may participate in the live conference call by dialing 1-888-399-7388 (toll-free U.S.) or +1-210-234-0004 (outside of the U.S.) with passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 1-800-283-4984 (toll-free U.S.) or +1-203-369-3794 outside of the U.S.) with passcode: ULTR. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market and the leisure passenger cruise market, with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers, oil-bulk-ore vessels and passenger ships. More information on Ultrapetrol can be found at www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3164

CONTACT:  The Abernathy MacGregor Group for Ultrapetrol
          Investor and Media Contact:
          Chuck Burgess
          Jennifer Lattif
          212-371-5999